VIA EDGAR

May 16, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Catherine De Lorenzo and Pam Howell

Re: Jena Acquisition Corporation II

Registration Statement on Form S-1

Filed May 12, 2025

File No. 333-287198

Dear Ms. De Lorenzo and Ms. Howell:

Jena Acquisition Corporation II (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2025 (“Comment Letter”) relating to the Registration Statement on Form S-1, submitted by the Company with the Commission on May 12, 2025.

The Company has publicly filed via EDGAR its Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”), which reflects the Company’s responses to the Comment Letter received from the Staff and certain updated information. For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Registration Statement on Form S-1

Cover Page

1.	We note your disclosure on page 15, 23, and elsewhere that the sponsor transferred 10,000 founder shares to each of your independent directors at the original per share purchase price. Please revise to include this information on the cover page. Please refer to Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on the cover page of the Amendment No. 1 to the Registration Statement.

Exhibits

2.	We note your revised disclosure in the registration statement that you intend to reimburse the sponsor $2,500 a month for administrative costs, etc. The administrative services agreement filed as Ex. 10.8 describes the reimbursement sum as $5,000 a month. Please revise to address this discrepancy or advise.

Response: The Company acknowledges the Staff’s comment and has replaced and revised the Ex. 10.8 to the Amendment No. 1 to Registration Statement.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or David E. Fleming at dfleming@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Richard N. Massey
Richard N. Massey, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP